May 27, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:          International Shipholding Corporation
Form 10-K for the fiscal year ended December 31, 2010 - Filed March 14, 2011
Form 8-K - Filed March 31, 2011
Commission File No. 001-10852

Dear Sir or Madam:

By letter dated May 2, 2011 (the “Comment Letter”) from the Commission’s Staff to International Shipholding Corporation, the Staff provided certain comments with respect to the above-referenced Form 10-K Annual Report for the fiscal year ended December 31, 2010 filed on March 14, 2011 and Form 8-K which was filed on March 31, 2011. In responding to those comments, we have reproduced below the full text of the Staff’s comments, which corresponds to the numbers in the Comment Letter and is followed by our response.  All references to page and footnote numbers in our responses are references to such numbers in the subject documents.  In this letter, the terms “we,” “us,” “our,” and “the Company” refer to International Shipholding Corporation and its subsidiaries.

Form 10-K for the Year Ended December 31, 2010 filed on March 14, 2011

Business, page 2

Comment 1:
We note your disclosure on page 3 that your “estimates and assumptions involve risks and uncertainties and are subject to change based on various factors, including those discussed immediately below in Item 1A of this annual report.” In your future filings, please revise to clarify that you have discussed all known material risks.

Response:
        We have included in our Form 10-Q filed on May 5, 2011 and intend to include in our future filings, disclosures to clarify that it is our policy to discuss all material risks known to us.

Risk Factors, page 4

We cannot assure that we will be able to comply, page 4

Comment 2:
Please describe to us, and revise your future filings to disclose, those covenant breaches that could arise in the near future, in each case quantifying the limits set by the covenants and the company’s current position in relation thereto. Please also revise this risk factor to specifically address the impact of such a breach, including on your ability to pay dividends.

Response:
       As of March 31, 2011, the Company was in compliance with all financial covenants related to its debt obligations and we believe, based on current projections, that it is likely that we will continue to meet such covenants in the near future. If our revised future projections indicate potential breaches, we will revise our future filings to describe those covenant breaches that could arise in the near future. In our future reports, we intend to modify our above-cited risk factor to address the impact of any such future breaches. We have also included language in our Form 10-Q filed on May 5, 2011 that describes in detail our current position with respect to each covenant.

Other Risks, page 5

We face other risks, page 5

Comment 3:
The company should disclose all known material risks. In that regard, please remove this risk factor in your future filings.

Response:
       We believe we have disclosed in our Form 10-Q filed on May 5, 2011 and our Form 10-K filed on March 14, 2011 all material risks known to us and will remove from our future filings the above-cited risk factor.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 8

Comment 4:
We note your section on critical accounting policies. It appears that most items included are a mere repetition of your Significant Accounting Policies section. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-60, registrants need not repeat information that is already included in the financial statements or other sections of the filing.  In this regard, please revise your critical accounting policy section in future filings accordingly.

Response:
In future filings, in accordance with FR-60, we will expand the disclosure in the Critical Accounting Policies section of our Form 10-K filings to discuss any significant assumptions and estimates used by management with respect to each of our critical accounting policies. In addition, should there be significant changes in our Critical Accounting Policies during the year ended December 31, 2011, we will include disclosures in our subsequent quarterly Form 10-Q filings.

Depreciation, page 8

Comment 5:
In light of the fact that property, plant and equipment represents 63% and 42% of total assets as of December 31, 2010 and 2009, respectively, and the significance of the change in estimate of useful lives of your US flag coal carrier and certain rail terminal leasehold improvements, which effectively resulted in an increase to fiscal 2010 net income of $4.6 million or $.63 per share, please tell us and expand your critical accounting policy for depreciation to discuss in greater detail of the process for which you determine the appropriate useful lives of property, plant and equipment, including but not limited to, those that are subject to contract renewal terms, such as leasehold improvements. Your response and revise disclosure should also address the frequency and timing of when depreciation estimates and amortization periods are reviewed and updated for events or changes in circumstances, such as contract extensions, that may result in a change in estimate of the remaining useful life of a long-lived asset.

Response:
The Company has an established policy which provides guidelines to determine the useful lives of certain categories of capital assets, including leasehold improvements. More specifically, the policy provides guidance with respect to the useful lives of vessels which is based on the type of vessel and disclosed in Note A of our 2010 Form 10-K. The age and other factors impact the estimated useful lives of our vessels. We also consider the underlying agreements under which the vessels operate. It is also Company policy to amortize leasehold improvements over the shorter of the term of the lease agreement or the life of the leased asset. We review the estimated useful lives of our capital assets approximately once every three years or when specific events or changes in circumstances occur that may result in changes in their estimated useful lives. We also periodically evaluate the impact of any impending contract changes and whether or not such changes will extend the estimated useful lives of our vessels. We plan to expand in our future filings our critical accounting policy for depreciation to describe in greater detail the process for which we determine the appropriate useful lives of our property, plant and equipment, including our leasehold improvements.

Impairment of Long-Lived Assets, page 8

Comment 6:
We note from your critical accounting policy that you review the carrying amount of your vessels for possible impairment when events and circumstances indicate that the carrying value of a particular vessel may not be recoverable and that the carrying values of your vessel may not represent their fair market value at any point in time because the market prices of vessels tend to fluctuate with changes in charter rates, second hand vessel sales and the cost of newbuildings. We also note from your risk factor on page 4 that declining values of your vessels could adversely affect your liquidity, result in breach of loan covenants or trigger events of default under relevant financing agreements. In this regard, we believe you should provide added disclosure within MD&A in the form of a table listing your owned vessels and indicating whether their estimated market value is above or below their carrying value. For those vessels whose market value is below their carrying value, please provide additional disclosure of the aggregate market value and aggregate book value of such vessels. Such information can be provided in narrative form. The additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels as of December 31, 2010, if you decided to sell all such vessel, and is consistent with the requirements Item 303 of Regulation S-K with respect to the discussion of known uncertainties. As part of your next response, please provide us with your planned disclosure. We may have further comment upon receipt of your response.

Response:
We currently disclose to our investors through our Annual Reports, provided under Rule 14a-3, a table that lists all of our vessels that we own or operate. The listing provides the vessel name, year built, business segment and the deadweight carrying capacity. We intend to continue to provide comparable data in our future reports. We acknowledge the staff’s comments and intend to include the aforementioned table in our future MD&A disclosures or in Item 1 of our Form 10-K. We will also include an indication of whether or not the estimated market value of any of the vessels that we own is below the vessel’s carrying value. (Subject to further input from the Staff, we do not plan on indicating in our MD&A which of our specific vessels have market values in excess of their carrying values because these vessels do not give rise to an uncertainty or risk disclosure under Item 303 of Regulation S-K.) As of December 31, 2010 and March 31, 2011, we do not have any vessels with a market value less than the respective carrying value. If the market values of any of our vessels are below the carrying values in future periods, we will provide additional MD&A disclosures of the aggregate estimated market value and aggregate book value of such vessels.

Comment 7:
Furthermore, we note from your historical results and the disclosure of certain adverse factors disclosed in your filing appear to suggest impairment indicators may be present. In this regard, please explain to us how the following negative operating trends and adverse factors (see bullet points below) were considered in determining whether an impairment of long-lived assets existed at December 31, 2010 and at each reporting date during fiscal 2010. As part of your response, please tell us whether you performed an impairment analysis and if so, please tell us whether any of the assumptions used in you future cash flows analysis (i.e. future charter rates, ship operating expenses, and the estimated remaining useful lives of the vessels) were contradictory to current operating trends and explain why. If no impairment analysis was performed, please tell us why you believe one was not required. Assuming a satisfactory response, we believe you should significantly expand your critical accounting policy to provide more insight to include such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, a company should analyze their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Companies should provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. We may have further comment upon reviewing your response.

▪	Market capitalization of the Company represents approximately one half of net book value at December 31, 2010.
▪	Fiscal 2010 revenues decreased by 23%, operating income by 55%, and net income by 64%.
▪
As indicated in the first Risk Factor, beginning in 2008, revenues and gross voyage profits benefited from significant increases in the volume of supplemental cargos carried by your vessels. These supplemental cargoes peaked during the fourth quarter of 2009, and have decreased every quarter since then to levels comparable to 2008. If your supplemental cargo volumes continue to decrease, your revenues and gross voyage profits will be negatively impacted.

▪	You may not be able to renew the three contracts you have with MSC that are currently scheduled to end in March and May 2011, which accounted for 11.9% of your 2010 revenue
▪	You are currently evaluating several alternatives designed to alleviate potential covenant breaches that you project could otherwise arise in the near future based on current operating trends.
▪
The average age of the vessels you own or lease is approximately 12 years, including the average age of your owned and leased Pure Car/Truck Carrier (“PCTC”) Fleet, which is approximately 10 years. You indicate in Risk Factors that capital expenditures and other costs necessary for maintaining a vessel in good operating condition increase and become more difficult to estimate with accuracy as the age of the vessel increases. Moreover, customers generally prefer modern vessels to older vessels, which places the older vessels at a competitive disadvantage, especially in weak markets. In order to make alterations or add equipment to modernize your vessels, you may be required to take them out of service, thereby reducing your revenues.

Response:
As of December 31, 2010, we operated 40 vessels of which 14 we owned directly through our wholly owned subsidiaries. All of the 14 vessels we owned are under individual fixed time charter contracts varying from short, medium to long term in length and all operated within our Time Charter International Flag and Time Charter U.S. Flag Segments with the exception of our two Rail-Ferry vessels which operated on a voyage to voyage basis with no fixed time charter contract in place.

We test our long-lived assets on an individual vessel basis for recoverability whenever events or changes in circumstances indicate that the vessel’s carrying amount may not be recoverable.

Our Time Charter segments, which are primarily serviced by our Pure Car Truck Carrier vessels, provide us with a fixed income stream and consistent cash flow over the contract and revenues are only impacted by the amount of our off-hire time. The average firm contract charterhire period for our International Flag PCTC fleet and U.S. Flag PCTC fleet is approximately five years and three years, respectively and our total off-hire days in 2010 for all of our PCTC fleet was less than three days.  In addition to the fixed income, we also earn supplemental income as a result of chartering some of our vessels back for the carriage of supplemental cargo when available.

Even though the certain trends suggest impairment indicators may be present, the following facts supported our position that no impairment analysis was required for vessels servicing our Time Charter segments:

•
Based on the earnings capacity from our existing firm contracts as well as the anticipated future earning capacity beyond the firm periods, we believe (i) the market value of our individual owned vessels is greater than book value and    (ii) to base the market value of these vessels on the Company market capitalization, which is influenced by a number of factors unrelated to the actual value of our owned vessels, would be understating the value of the assets.

•
Revenues decreased by 23%, operating income by 55% and net income by 64% all driven primarily by our supplemental cargoes. Even though our earnings decreased, the vessels continued to generate revenues from their fixed time charter contracts and positive cash flows to support the asset values. More importantly, excluding the impairment charges of $25.4 million and $2.9 million recognized in 2010 and 2009, respectively, operating income improved by $2.4 million or 6.2% from 2009 to 2010.

•	Our contract with MSC is an operating agreement with no assets owned by us that are subject to impairment if the contracts are terminated.
•
Our leverage ratios are negatively impacted by the downward trend in net income (mainly due to a decrease in supplemental cargo revenues) but our fixed time charter revenue streams continue to support the underlying asset values.

•
We have maintained a long-standing relationship with our customers for this segment by providing quality service and vessels that are in good working order and as a result believe we have minimal risk with respect to our vessel condition and age and potential loss of a contract.

•	There are no indications from our counterparties of potential contract issues.
•	Our Time Charter segments are not adversely impacted by changes in market conditions.

Based on the facts listed above, we believe there were no triggering events to support an impairment analysis.

Our Rail-Ferry segment, which is supported by two special purpose vessels, carries loaded rail cars between the U.S. Gulf and Mexico. Since there are no fixed time charter contracts to support this service, this segment is exposed to changes in market conditions. Due to a history of losses, the recent economic downturn, and the inability to replace one of our major northbound customers, we took an impairment charge of $25.4 million in the third quarter of 2010, to reduce the carrying value of these assets to their estimated fair values. No additional indicators of further impairment of these assets were deemed to be present as of December 31, 2010.

Executive Overview
2010 Consolidated Financial Performance, page 9

Comment 8:
We note that the first item analyzed in this section is “Adjusted Net Income.” We also note that you begin your discussion of the results of operations for year ended December 31, 2010 compared to year ended December 31, 2009, with adjusted gross profit. Please note that Item 10(e) of Regulation S-K requires that GAAP measures be presented with equal or greater prominence than non-GAAP measures. In this regard, any discussion of non-GAAP results should not precede your discussion of GAAP results. In future filings, please revise to move your presentation and discussion of non-GAAP financial measures such that it follows your discussion of GAAP results within your MD&A.

Response:
       We will revise our future filings so that any non-GAAP discussions will follow our discussions of GAAP results within our MD&A.

Liquidity and Capital Resources
Contractual Obligations

Comment 9:
We note that reflected in the table under “Vessel Commitments” is your obligation to repurchase two vessels that you formally owned and leased under two separate sale and leaseback arrangements. On January 3, 2011 and January 13, 2011, respectively, you exercised early buy options on both vessels. Based on the terms of the existing lease agreements, the total of the early buy out prices for both vessels is expected to be about $64.5 million, payable in July 2011. You indicate that you are currently evaluating your options to finance the acquisitions. In light of the materiality of the amounts involved and due in 2011, please advise us and include added disclosure beginning with your next Form 10-Q to discuss the impact to your liquidity and financial condition if you are unable to secure the necessary financing.

Response:
In addressing the Staff’s comments and request above with respect to the financing on the two vessels, we included the following enhanced disclosures in our Form 10-Q which was filed on May 5, 2011:

“On January 3, 2011 and January 13, 2011, we exercised the early buy out options on two vessels. Based on the terms of the existing lease agreements, the aggregate early buy out price for both vessels is approximately $64.5 million and is payable in July 2011. We have received numerous proposals to finance the upcoming purchase of the vessels. We are actively working with an existing Lender and believe we will complete the required financing for the purchase of the vessels. However, if we are unable to secure financing for the two vessels, we believe we could purchase them by using a combination of available cash, a draw on the line of credit and seek to obtain a waiver on our debt leverage covenants. Alternatively, we believe we could sell both of the vessels outright”.

On May 18, 2011, the Company received a Commitment Letter, to provide the necessary financing for the purchase of both vessels, from an existing Lender and believes the financing will be in place for the timely purchase of both vessels.

Comment 10:
We also note that the contractual obligations table does not include your approximate $17 million obligation to the Alabama State Port Authority related to the terminal upgrades in Mobile, Alabama, to be paid by you over the ten-year terminal lease. This long-term obligation, reported in other long-term obligation, reported in other long-term liabilities, will be met by the usage fees paid by your Rail Ferry vessels in the Mobile port. The table further excludes (i) contingent equity contributions that may be payable to Dry Bulk under the circumstances described under “Liquidity and Capital Resources – Bulk Carriers” and (ii) contributions that you expect to make to your pension plan in 2011. With the exception of the contingent contributions (as you deem it likely and not probable that you will pay them), we are unclear why these obligations are not reflected in the table. Supplementally advise us of the reasons and revise your disclosure in future filings accordingly.

Response:
The contractual obligation with the Alabama State Port Authority requires that we make fixed annual payments for the term of the lease. These payments are broken down to a fixed amount per vessel port call based on 80 port calls per contract year. If the 80 port call limit is not met, the Company is responsible for the additional payment at the end of the contract year. Due to lower volumes the past few years, the settlement amount has fluctuated and the total payments from year to year have varied. Due to the nature of the terminal payments and the variation in our payments from year to year, we determined that a disclosure outside of the contractual obligation table would be more transparent in narrative form and beneficial to investors. Nonetheless, we plan to revise our future filings to include the estimated payments in the table and provide further disclosure in either a footnote or elsewhere.

Debt Covenants, page 11

Comment 11:
Please describe to us, and revise your future filings to disclose, each of the financial covenants contained in your credit agreements. Please also disclose whether you are in compliance with these covenants, and for those covenants for which you are at risk of breach, please quantify the company’s position as compared to the covenant.

Response:
We acknowledge the Staff’s comment and will include the additional disclosure in the Debt Covenant section of MD&A in our future Form 10-K filings. We included the following additional disclosures in our Form 10-Q which was filed on May 5, 2011 as follows:

“Certain of our loan agreements contain covenants that require, among other items, maintenance of certain financial ratios. These ratios include Net Worth, Working Capital, Interest Expense Coverage Ratio and Leverage Ratio.

As of March 31, 2011, the Company was in compliance with all financial covenants related to its debt obligations and we believe, based on current circumstances, that it is likely that we will continue to meet such covenants in the near future. The following table represents the actual and required covenant amounts for the period ending March 31, 2011:

	Actual	Required

Net Worth (thousands of dollars)	$ 255,783	$ 237,464
Working Capital (thousands of dollars)	$ 37,348	$ -
Interest Expense Coverage Ratio (minimum) (1)	14.93	2.5
Leverage Ratio (maximum) (2)	3.03	4.25

1)	Defined as the ratio between consolidated earnings before interest, taxes, depreciation, and amortization (“EBITDA”) to interest expense.

2)	Defined as the ratio between consolidated indebtedness to consolidated EBITDA.”

Consolidated Statements of Income, page F-3

Comment 12:
We note your presentation of “gross voyage profit” on the face of your statements of income. We do not believe such presentation as well as the presentation of any subtotal before deducting general and administrative expenses or losses/gains on the sale of assets is appropriate in light of the nature of your business. Furthermore, it does not appear that such measure is widely used by other shipping companies such as those identified as your peer group on page 6. In this regard, please revise future filings to remove the presentation of “gross voyage profit” from the face of your income statement. Note that we do not object to the presentation of such measure within your segment disclosure or MD&A, provided however that you analyze operating income in a more prominent fashion.

Response:
Unlike our peer shipping group, the Company has a very diverse and unique portfolio of vessels and segments that requires the analysis of key financial indicators in order to drive business decisions. One of the key indicators that is used by our Chief Operating Decision Maker and other members of management is the gross profit measure. Not only do we believe this measure is important to management, we also believe this measure provides meaningful disclosures to our investors based on the following:

•	The investor can better understand our operating margins because it excludes overhead expenses.
•	The impact on gross profit as a percent of the change in revenues before any fixed overhead costs are deducted.
•	The Company is also providing more information within the MD&A as it relates to gross voyage expenses and gross profit margins.

Based on the fact that our gross voyage profit results include all of our direct expenses, including depreciation and amortization expense, associated with the revenues recorded, we believe this is a proper presentation and consistent with Staff Accounting Bulletin Topic 11B.

Note V. Impairment of Long Lived Assets, page F-14

Comment 13:
We note you recognized impairment charges of $25.4 million and $2.9 million related to your long-lived assets during the fiscal years ended December 31, 2010 and 2009, respectively, and that you indicate level 2 inputs were used to estimate fair value of the assets. In this regard, please revise your fair value measurements footnote in future filings beginning with your next Form 10-Q to include the disclosure requirements of ASC 820-10-50-5 and 820-10-50-2e.

Response:
We have included the additional disclosures in our Form 10-Q filed on May 5, 2011 with respect to the above mentioned items and will include in all future filings the additional disclosure requirements of ASC 820-10-50-5 and 820-10-50-2e.

Form 8-K filed on 3/31/2011

Comment 14:
We note that on March 25, 2011, Cape Holding, Ltd., an indirect wholly-owned subsidiary of International Shipholding and DryLog Ltd. completed a non-monetary transaction that restructured their respective 50% interests in Dry Bulk Cape Holding Inc. (DBCH) which effectively increased Cape Holding Ltd’s stake in DBCH from 50% to 100% and transferred the ownership of two former DBCH subsidiaries holding one Cape Size vessel and one shipbuilding contract to DryLog Ltd. We also note that previously you accounted for your non-controlling interest in DBCH under the equity method and as a result of the transaction, DBCH will be included in your consolidated financial results. In this regard, please explain to us how you have accounted for the non-monetary transaction within your financial statements and provide us with your calculation of the gain of approximately $18 million to consolidated net income. Include as part of your response, the authoritative guidance you relied upon in determining the appropriate accounting treatment. We may have further comment upon reviewing your response.

Response:
On March 25, 2011, Cape Holding, Ltd. (a wholly-owned subsidiary of International Shipholding Corporation’s wholly-owned subsidiary LCI Shipholding, Inc.) and DryLog Ltd. completed a transaction that restructured their respective 50% interests in DBCH.

        Prior to this transaction, DBCH controlled through various subsidiaries two Cape Size vessels and two Handymax newbuildings.  In connection with this transaction, (i) Cape Holding, Ltd. increased its ownership in DBCH from 50% to 100% and (ii) in consideration, DryLog Ltd. received  (i) ownership of two former DBCH subsidiaries that own and operate one Cape Size vessel, and hold one shipbuilding contract relating to a Handymax newbuilding scheduled to be delivered in the second half of 2012 and (ii) cash of $1.5 million based on the difference in the value of the two in-service vessels.  Following the transfer of these subsidiaries, DBCH continues to control through two subsidiaries, one Cape Size vessel deployed under a time charter agreement and one shipbuilding contract relating to a Handymax newbuilding scheduled to be delivered by the end of the first quarter of 2012.

This step acquisition was accounted for as a business combination in accordance with Accounting Standards Codification (“ASC”) 805, Business Combinations.  Under business combination accounting, the assets and liabilities acquired were recorded as of the acquisition date at their respective fair values. DBCH meets the definition of a business under ASC 805 as each vessel is considered a business with inputs, processes and outputs. Each vessel is an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return to investors. The four steps in applying acquisition accounting to a business combination are: 1) identify the acquirer; 2) determine the acquisition date; 3) recognize and measure the identifiable assets acquired and liabilities assumed and non-controlling interest in the acquiree; and 4) recognize goodwill or a bargain purchase. The standard also applies for situations where control is obtained in stages.

The valuation of DBCH included the fair value of all assets and liabilities (including intangible assets) acquired and a means to determine the fair value of our 50% equity interest in DBCH prior to the acquisition date. The net transaction was accounted for by recording the assets and liabilities we assumed at fair value and recording a gain of $18.7 million. While the overall gain reported in our Form 10-Q filed on May 5, 2011 remained $18.7 million, the disclosure of the gain from the previously held 50% interest will be adjusted based on the following:

(thousands of dollars)
Fair Value of Previously Held 50% Interest	$32,710
Less: Book Value of Previously Held Interest	$(14,490)
Gain on Previously Held 50% Interest	$18,220	(a)

Fair Value of Net Assets Acquired	$68,958
Less: Fair Value of Purchase Consideration	$(35,754)
Less: Fair Value of Previously Held 50% Interest	$(32,710)
Bargain Purchase Gain	$494	(b)

Total Gain (a+b)	$18,714

Exhibits 31.1 and 31.2

Comment 15:
We note that the language of your certifications required by Exchange Act Rule 13a-14(a) differs in several places from the language set out in Item 601(b)(31) of Regulation S-K. Please confirm that in future filings, you will revise the certifications language accordingly.

Response:
Beginning with our Form 10-Q filed on May 5, 2011; the language in our certifications was updated to match the language required by Exchange Act Rule 13a-14(a) and will also be included in all of our future filings.

In connection with responding to the Staff’s comments, the Company acknowledges that:

▪	The Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings;
▪	Staff comments, or changes to the Company’s disclosures in response to Staff comments, do not foreclose the Commission from taking any action with respect to the filing; and
▪	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe the above responses provide all of the information the Staff has requested in its Comment Letter.  However, we would be pleased to provide additional information if it is deemed necessary.

Sincerely yours,

                                                      INTERNATIONAL SHIPHOLDING CORPORATION

                        /s/ Manuel G. Estrada
                              Manuel G. Estrada
     Vice President and Chief Financial Officer

cc: Niels M. Johnsen, Chairman and Chief Executive Officer